UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF CORPORATION FINANCE

Room 4561


								July 29, 2005
Robert E. Jordan
President
Southern Sauce Company, Inc.
11951 S.E. 57th Street
Morristown, FL 32668

	Re:	Southern Sauce Company, Inc.
		Amendment no. 1 to Form SB-2
      	Filed July 13, 2005
		Registration no. 333-125268

Dear Mr. Jordan:

      We have reviewed the above amendment and have the following comments in that regard.

Form SB-2/A
General

1. Prior comment 1. We note that you intend to rely upon Section 3(a)(9) as the exemption from registration relied upon for the issuance of the common stock upon conversion of the Series A Convertible Preferred Stock. Please provide us with an analysis as to why this exemption is available. In your analysis, specifically address whether any consideration will be paid by shareholders for the conversion. In this regard, we are unable to find any disclosure in your registration statement regarding this issue.

Risk Factors, page 3
2. Prior comment 7. Please ensure that all your risk factors are tailored to the risks associated with your business or this offering and that each heading outlines a material risk.

Plan of Operation, page 9
3. Prior comment 13. Please include an estimate of the costs of becoming a publicly reporting company. Disclose how you intend to pay these costs.

Business
Overview, page 10
4. We are unable to access the websites listed in this section to review your research statistics set forth in this section. Please supplementally provide us with copies of these statistics and confirm that they are publicly available for nominal or no cost. Revise your disclosure to provide the dates of the statistical information.

Employees, page 14
5. Prior comment 15. We note that you disclose in this section that your two officers estimate that they spend approximately 5% of their professional time on Southern`s business. Please include this estimated figure in the Risk Factor at the top of page 5.

Closing

      You may contact Maureen Bauer at (202) 551-3237 or Terrence O`Brien, Branch Chief - Accounting at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Hugh Fuller at (202) 551-3853 or me at (202)551-3730 with any other
questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

Cc:	Joel Bernstein
	2666 Tigertail Avenue Suite 104
	Miami, FL  33133
	786-513-8522 (fax)